SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INBEV BRASIL TO BE MERGED INTO AMBEV; FISCAL BENEFITS EXPECTED

São Paulo, July 11, 2005 – The Board of Directors of Companhia de Bebidas das Américas – AmBev called today an extraordinary shareholders’ meeting to propose the merger of InBev Holding Brasil S.A. (“InBev Brasil”) into AmBev. The meeting will take place on July 28, 2005.

The merger is part of a corporate structure simplification, and it will also result in financial benefits for all AmBev shareholders. After the merger, the goodwill resulting from the acquisition of AmBev’s shares through (1) the Labatt Brewing Canada Holding Ltd. contribution dated August 27, 2004; and (2) the mandatory tender offer for AmBev common shares dated March 29, 2005, will be amortized by AmBev under a time schedule up to 10 years long, according to the Brazilian tax legislation. Total goodwill currently in the books of InBev Brasil amounts to R$8.5 billion.

According to instruction 319 of Comissão de Valores Mobiliários (“CVM”), the goodwill tax benefit resulting from the merger will be capitalized into AmBev to the advantage of InBev Brasil’s shareholder, InBev S.A. (“InBev”) upon the actual obtaining of the tax benefit by AmBev over time. Nevertheless, all AmBev shareholders have preemptive rights in the subscription of the capital increase resulting therefrom. Such shares shall be issued at a price determined according to the usual standards determined by Brazilian Corporation Law, namely the then prevailing market price.

On the best interest of all AmBev shareholders, InBev proposes to capitalize 70% of the tax benefits obtained at the end of each fiscal year. An amount equivalent to the non-capitalized balance of 30% of the tax benefits obtained will be, whenever possible, distributed to AmBev’s shareholders as dividends or interest on equity.

For further information please refer to AmBev's Investor Relations website - www.ambev-ir.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.